Exhibit 99.4

GARY W. RADA President & CEO	Factory Card & Party Outlet Store Support Center 2727 Diehl Road Naperville, IL 60563 630/579-2130
September 18, 2007
Dear Factory Card & Party Outlet Associate:
Today we’re making an important announcement: that a subsidiary of AAH Holdings Corporation has agreed to acquire all outstanding shares of Factory Card & Party Outlet for $16.50 per share. AAH Holdings is a company owned by Berkshire Partners, Weston Presidio and AAH Management. AAH Holdings designs, manufactures, and distributes party goods, including paper and plastic tableware, metallic balloons, accessories, novelties, gifts and stationery and has annual sales of about $1.4 billion.
This is important news for us as associates, because we’ll be able to continue delighting our customers while benefiting from AAH Holdings Corporation’s respected creative resources and experience, not to mention our mutually beneficial 20-year partnership. The extraordinary price paid for our stock shows that AAH Holdings Corporation recognizes the strength of FCPO’s unique positioning as a leading retailer of value-priced social expressions and party supplies.
You’re probably wondering, what does this mean to our business? Are we going to become a different company? First, let me assure you: We are not changing our values, culture or what FCPO means to our customers. We will continue to operate as a separate company with our own brand and product strategy but with the added benefit of AAH Holdings Corporation’s global supply chain expertise, creative resources and a deepening of our 20-year supplier relationship. My officers support the transaction and will remain in place to lead our company.
We don’t anticipate any changes to our associate compensation or benefits, though we continuously review our programs to ensure they meet associate needs and are competitive with the market. That said, we can’t predict everything that will happen in the future, and we should all be ready and excited to grow our business. This has always been our philosophy.
I realize that change, even when it’s positive, creates uncertainty. To help manage this, my management team and I pledge to keep you updated on the transaction as it progresses. To that end, you will all be receiving a special email newsletter, Straight from the Source, with updates when there is news. But in my eyes, that’s only half the equation: This communication will also include answers to your questions. I encourage each of you to talk with your officer, key management member, district manager or store manager about your questions, issues and ideas about the transaction. Or, “Ask the Source” by emailing ____________________@factorycard.com or leaving a voicemail at 800-_________, extension ____, so we can answer your questions and have a dialogue about the transaction. This is important to me, so please be candid with your feedback.
I promise to provide open lines of communication and answer your questions. In return, I ask that you continue to passionately serve our customers. FCPO is commanding a premium price for our stock, and we’ve earned that recognition by consistently exceeding our customers’ expectations, something we must continue throughout this transition. Our company values and what we bring our customers will endure as we become a private company – it’s up to all of us to ensure that reality.

Finally, I ask that you please refer any media inquiries to our Director of Marketing, Sean Wheatley at 630-579-2164. This is important as communications about our transaction with AAH Holdings Corporation are regulated by the Securities and Exchange Commission.
I’m excited about our future and our closer relationship with AAH Holdings Corporation. This is our opportunity to bring our customers AAH Holdings Corporation’s experience, creativity and resources, while retaining the values that make FCPO a unique place to work and shop. And to that I say, let the party continue.
Sincerely,
Gary Rada
President & CEO
ADDITIONAL INFORMATION AND WHERE TO FIND IT
This memorandum is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock described in this memorandum has not commenced. At the time the offer is commenced, a wholly-owned subsidiary of Amscan will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to the Company’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site at www.sec.gov.
Certain statements in this document regarding the proposed acquisition of Factory Card & Party Outlet Corp., the expected timetable for completing the transaction, potential benefits and synergies of the transaction, future opportunities for the combined company and any other statements about managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements that are based on management’s beliefs, certain assumptions and current expectations. Any statements that are not statements of historical fact (including statements containing the words “believes,” “will,” “plans,” “anticipates,” “expects” and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to satisfy the merger agreement conditions and consummate the transaction, the ability to realize anticipated synergies and cost savings; and the other factors described in Factory Card & Party Outlet Corp.’s Annual Report on Form 10-K for the fiscal year ended February 3, 2007 and its subsequent SEC filings. This document speaks only as of its date, and Factory Card & Party Outlet Corp. disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document except to the extent required by law.